Exhibit 11

ITT EDUCATIONAL SERVICES, INC.
COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE
(In thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,

	2001	2000	2001	2000

Net income	$5,078	$3,859	$9,866	$5,063

Shares:
Weighted average number of shares of common stock outstanding	23,694	24,022	23,620	24,264

Shares assumed issued (less shares assumed purchased for treasury) on stock options	536	160	479	121

Outstanding shares for diluted earnings per share calculation	24,230	24,182	24,099	24,385

Earnings per common share:
Basic	$0.21	$0.16	$0.42	$0.21
Diluted	$0.21	$0.16	$0.41	$0.21